Exhibit 99.61

BURCON ANNOUNCES APPOINTMENT OF
A NEW DIRECTOR

Vancouver, British Columbia, April 20, 2010 — Burcon NutraScience Corporation (TSX - BU) (“Burcon” or the “Corporation”) is pleased to announce the appointment of Mr. Alan Chan to its board of directors.

Alan Chan is an executive director at ITC Corporation Limited and ITC Properties Group Ltd., both of Hong Kong. At ITC Corporation Limited, Mr. Chan has focused on the sourcing, negotiations and valuation of venture capital deals in various sectors including technology companies in the U.S. and Korea, natural resources and commodities opportunities in China, hospitality companies in Greater China and Southeast Asia, public and private corporate finance transactions, and business development as well as strategy for the group's hospitality business.

At ITC Properties Group, Mr. Chan has been involved with due diligence, negotiations, investment, sourcing as well as master planning and design of commercial, hospitality and residential projects. In addition, he is the lead executive director developing new policies for green and sustainable development practices throughout the group. During Mr. Chan's tenure with the ITC group, he has developed an intimate understanding of the Greater Chinese and Southeast Asian markets.

Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of the Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions, technology and consumer retail companies in Greater China and Southeast Asia with transactions ranging from US$500m to US$5.6bn.

Mr. Chan is a graduate of Duke University and is active in various organizations, including the Bisagni Environmental Enterprise (BEE Inc) and the YElites Group in Hong Kong.

Burcon also announces the resignation of Ms. Dorothy Law from the board of directors. Ms. Law has served as a director of the board since December 1998. She will continue to act as Senior Vice President, Legal and Corporate Secretary of the Corporation.

Dr. Allan Yap, Chairman and Chief Executive Officer of Burcon said, "I am very pleased to have Mr. Alan Chan join our board of directors. Burcon will benefit from both his experience and his forward-looking perspective.”

About Burcon NutraScience

Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY™, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 121 issued patents in various countries, including 17 issued U.S. patents, and in excess of 225 additional pending patent applications, 68 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
"Johann F. Tergesen”
Johann F. Tergesen

Burcon NutraScience Corporation is a publicly listed on the Toronto Stock Exchange under the symbol “BU”. For more information on Burcon, visit www.burcon.ca.

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the Corporation’s, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes”, “potential”, “expected”, “anticipates”, “will be”, and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca

AXINO AG
Wolfgang Seybold, Investor Relations Europe
AXINO AG, Königstraße 26, 70173 Stuttgart, Germany
Tel. +49-711-25 35 92-40 / Fax +49-711-25 35 92-55
wolfgang.seybold@axino.de www.burcon.net